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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Global Logistics Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
379414105
(CUSIP Number)
Kenneth L. Saunders
330 Madison Avenue, Sixth Floor
New York, NY 10017
(646) 495-5155
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	379414105	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Gregory Edmond Burns

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		762,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		762,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	762,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Global Logistics Acquisition Corporation, a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 330 Madison Avenue, Sixth Floor, New York, New York 10017.
Item 2. Identity and Background
(a)	This Schedule 13D is being filed by Gregory Edmond Burns (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is c/o Global Logistics Acquisition Corporation, 330 Madison Avenue, Sixth Floor, New York, New York 10017.

(c)	The Reporting Person is the President, Chief Executive Officer and a Director of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
On September 22, 2005, the Issuer issued 787,500 shares of Common Stock to the Reporting Person in connection with the Issuer’s organization pursuant to the exemption from registration contained in Section 4(2) of the Securities Act. The shares issued to the Reporting Person were sold for an average purchase price of approximately $.0004 per share. No underwriting discounts or commissions were paid with respect to such sales.
On January 2, 2007, the Reporting Person gifted 25,000 shares of his Common Stock.
Item 4. Purpose of Transaction
The Reporting Person purchased 787,500 of the shares of Common Stock subject to this report directly from the Issuer in connection with the Issuer’s organization. The information set forth under Items 3 and 6 is hereby incorporated by this reference. Such shares were acquired for investment purposes.

Except as described herein, and consistent with the Reporting Person’s position as President, Chief Executive Officer and a Director of the Issuer, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition or disposition by any person of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, a sale or transfer of a material amount of the Issuer’s assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or the dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, or a change in the Issuer’s charter or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities.
Item 5. Interest in Securities of the Issuer
(a) As of the date of this report, the Reporting Person may be deemed to beneficially own an aggregate of 762,500 shares of Common Stock, which represents 5.6% of the shares of the Issuer’s issued and outstanding Common Stock.
(b) As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, or dispose or direct the disposition of, all of the 762,500 shares of Common Stock reported herein.
(c) The Reporting Person has not effected any transactions, other than those described herein, in the class of securities described herein during the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person has entered into a Lock-Up Agreement, dated as of February 21, 2006 (the “Lock-up Agreement”), which restricts the sale of the Reporting Person’s shares of Common Stock owned immediately prior to the Issuer’s IPO (“Insider Shares”), the warrants described below and the shares of Common Stock issuable upon the exercise of such warrants (the Insider Shares, warrants and Common Stock underlying the warrants, collectively the “Insider Securities”), until the earlier of six months following a business combination and the Issuer’s liquidation; however, no such restrictions will apply to any shares of the Issuer’s Common Stock acquired in connection with or following the Issuer’s initial public offering (“IPO”) on February 15, 2006. During the lock-up period, the Reporting Person will not be able to sell or transfer his Insider Securities without the prior written consent of BB&T Capital Markets, a Division of Scott & Stringfellow, Inc. (“BB&TCM”), a representative of the several underwriters for the Issuer’s initial public offering, except to his spouse and children or trusts established for their benefit, but will retain all other rights as the Issuer’s stockholder, including without limitation, the right to vote his shares of Common Stock. If the Issuer is unable to effect a business combination and liquidates, the Reporting Person will not receive any portion of the liquidation proceeds with respect to his Insider Shares.

In addition, the Issuer issued 5 year initial stockholder warrants exercisable into 386,364 shares of the Issuer’s Common Stock to the Reporting Person at a purchase price of $1.10 per warrant in connection with the Issuer’s IPO. The exercise price of the warrants is $6.00 per share and the warrants are not exercisable until the later of the completion of a business combination by the Issuer and February 15, 2007.
The Reporting Person has entered into a letter agreement, dated February 21, 2006, with the Issuer whereby the Reporting Person agrees to vote all of his Insider Shares in accordance with the manner in which a majority of the shares of the Issuer’s Common Stock issued in its IPO (“IPO Shares”) are voted. In the letter agreement, the Reporting Person also waives any right, title, interest or claim of any kind in or to any distribution of the Trust Fund established in connection with the Issuer’s IPO with respect to the Reporting Person’s Insider Shares, but not with respect to any IPO Shares acquired by the Reporting Person.
The Reporting Person has entered into a Registration Rights Agreement, dated February 21, 2006, with the Issuer and the other insider shareholders named therein, entitling the holders of a majority of the Insider Shares of the Reporting Person and other insiders and the shares of Common Stock underlying the warrants of the Reporting Person and other insiders to make up to two demands that the Issuer register such shares. The holders of the majority of such shares can elect to exercise such registration rights at any time subsequent to six months after the consummation of a business combination of the Issuer, pursuant to the terms of their respective lock-up agreements with BB&TCM. In addition, the Reporting Person and such insiders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.
Item 7. Materials to be Filed as Exhibits

Exhibit 1	Form of Lock-up Agreement between BB&TCM, and the Reporting Person (incorporated herein by reference from Exhibit 10.3 to Amendment No. 6 to the Issuer’s Registration Statement on Form S-1 (File No. 333-128591) filed on February 9, 2006)

Exhibit 2	Form of Letter Agreement between the Issuer and the Reporting Person (incorporated herein by reference from Exhibit 10.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-128591) filed on December 15, 2005)

Exhibit 3	Form of Initial Stockholder Warrant Purchase Agreement among the Issuer, the Reporting Person and each of the Initial Stockholders named therein (incorporated herein by reference from Exhibit 10.9 to Amendment No. 5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-128591) filed on February 6, 2006)

Exhibit 4	Form of Registration Rights Agreement entered into among the Issuer, Reporting Person and the other insider shareholders named therein (incorporated herein by reference from Exhibit 10.7 to Amendment No. 6 to the Issuer’s Registration Statement on Form S-1 (333-128591) filed on February 9, 2006)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

/s/ Gregory Edmond Burns

Gregory Edmond Burns

Date: March 15, 2007